UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period 29 March 2003 – 9 April 2003

TELECOM CORPORATION OF NEW ZEALAND LIMITED

(Translation of registrant’s name into English)

Telecom @ Jervois Quay, North Tower, 68-86 Jervois Quay, Wellington,  New Zealand

(Address of principal executive offices)

The registrant will file annual reports on Form 20-F

(File No.1-10798)

CONTENTS

This report on Form 6-K contains the following:

1.	Media Release

1.1	Telecom Corrects Profit Forecast Figures – 4 April 2003
1.2	Gold Mobile Base to Transfer to Telecom – 8 April 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

TELECOM CORPORATION OF NEW ZEALAND LIMITED

By:	/S/ LINDA COX
Linda Marie Cox Company Secretary

Dated: 9 April 2003

4 April 2003

MEDIA RELEASE

TELECOM CORRECTS PROFIT

FORECAST FIGURES

Telecom today confirmed it is comfortable with analysts’ expectations that it will record net earnings of between NZ$670 and NZ$710 million in the current 2002-2003 financial year.

The company said the Dominion Post today misreported Chief Financial Officer Marko Bogoievski’s comments about analysts’ expectations.

Further information please contact:

Andrew Bristol

Telecom Media Relations

Phone 04 498 5594

MEDIA RELEASE	8 April 2003

GOLD MOBILE BASE TO TRANSFER TO TELECOM

The Warehouse has reached agreement with Telecom Mobile Limited to transfer its Gold prepaid mobile base to Telecom Mobile. The sale takes effect on 1 July 2003.

About 260,000 customers have Gold phones, bought from The Warehouse. Gold customers use Telecom’s 025 network.

The Warehouse Chief Executive Greg Muir said the agreement benefits everyone.

“It allows The Warehouse to focus on what we do best – being a retailer offering our customers the best possible value. As the business is now mature, Telecom is a more natural owner as an efficient network operator.

“Customers get to enjoy the best of both worlds. They can continue to buy Gold mobile phones and top up cards from The Warehouse (including bonus airtime with higher value cards).

Telecom Mobile General Manager Kevin Kenrick said Gold customers would also be able to enjoy all of the benefits of being a Telecom mobile customer.

“We can offer them a range of calling specials, access to Telecom text promotions and greater voice mail storage capability.”

Mr Kenrick and Mr Muir said there would be no changes to the way customers made or received calls, pricing remains as before, customer phone numbers would remain the same and their airtime honoured. The only significant change for customers will be a different voice mail system.

For further information please contact:

Greg Muir, The Warehouse, 09 489 7000

Linda Sanders, Telecom, 04 802 9658 or 027 471 5593